UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

iQIYI, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

46267X 108**
(CUSIP Number)

Jon Robert Lewis 33/F, Three Pacific Place, 1 Queen's Road East Admiralty, Hong Kong +852 2918 0088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “IQ.” Each ADS represents seven Class A Ordinary Shares. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46267X 108	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON PAGAC IV-1 (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 186,049,031 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 186,049,031 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,049,031 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note (as defined below) held by PAGAC IV-1 (Cayman) Limited.
(2)	Percentage calculated based on 3,675,039,807 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, and the 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON PAGAC IV-2 (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 186,049,031 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 186,049,031 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,049,031 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited.
(2)	Percentage calculated based on 3,675,039,807 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, and the 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON PAGAC IV-4 (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 607,507,040 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 607,507,040 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,507,040 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.
(2)	Percentage calculated based on 3,675,039,807 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, and the 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON PAGAC IV-6 (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 607,507,040 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 607,507,040 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,507,040 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited.
(2)	Percentage calculated based on 3,675,039,807 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, and the 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON PAG Asia IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 793,556,071 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 793,556,071 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,556,071 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited and 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP.
(2)	Percentage calculated based on 3,675,039,807 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, the 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, and the 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON PAG Asia Capital GP IV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 793,556,071 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 793,556,071 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,556,071 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited and 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP.
(2)	Percentage calculated based on 3,675,039,807 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, the 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, and the 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 8 of 15

1	NAME OF REPORTING PERSON PAG Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 793,556,071 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 793,556,071 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,556,071 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited and 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited.
(2)	Percentage calculated based on 3,675,039,807 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, the 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, and the 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 9 of 15

1	NAME OF REPORTING PERSON Pacific Alliance Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) s	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 823,883,541 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 823,883,541 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 823,883,541 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited, 19,318,669 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Notes due 2028 of the Issuer (“6.50% Convertible Senior Notes”) held by Pacific Alliance Asia Opportunity Fund L.P., a partnership established and registered in the Cayman Islands, and acquired through open market transactions for investment purposes, 1,811,836 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG S Class Public Pooled LP, a partnership established and registered in the Cayman Islands, and acquired through open market transactions for investment purposes, 9,054,916 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG Capital Structure Opportunity Fund LP, a partnership established and registered in the Cayman Islands, and acquired through open market transactions for investment purposes, and 142,049 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG-P Asia Fund L.P., a partnership established and registered in the Cayman Islands, and acquired through open market transactions for investment purposes. The source of funds for the purchase is from the general funds available to Pacific Alliance Asia Opportunity Fund L.P., PAG S Class Public Pooled LP, PAG Capital Structure Opportunity Fund LP, and PAG-P Asia Fund L.P. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Asia Opportunity Fund L.P., PAG S Class Public Pooled LP, PAG Capital Structure Opportunity Fund LP, and PAG-P Asia Fund L.P. are indirectly controlled by Pacific Alliance Group Limited.
(2)	Percentage calculated based on 3,675,039,807 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited, 19,318,669 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by Pacific Alliance Asia Opportunity Fund L.P., 1,811,836 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG S Class Public Pooled LP, 9,054,916 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG Capital Structure Opportunity Fund LP, and 142,049 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG-P Asia Fund L.P.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 10 of 15

1	NAME OF REPORTING PERSON PAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 823,883,541 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 823,883,541 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 823,883,541 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited, 19,318,669 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Notes held by Pacific Alliance Asia Opportunity Fund L.P., a partnership established and registered in the Cayman Islands, and acquired through open market transactions for investment purposes, 1,811,836 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG S Class Public Pooled LP, a partnership established and registered in the Cayman Islands, and acquired through open market transactions for investment purposes, 9,054,916 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG Capital Structure Opportunity Fund LP, a partnership established and registered in the Cayman Islands, and acquired through open market transactions for investment purposes, and 142,049 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG-P Asia Fund L.P., a partnership established and registered in the Cayman Islands, and acquired through open market transactions for investment purposes. The source of funds for the purchase is from the general funds available to Pacific Alliance Asia Opportunity Fund L.P., PAG S Class Public Pooled LP, PAG Capital Structure Opportunity Fund LP, and PAG-P Asia Fund L.P. PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Asia Opportunity Fund L.P., PAG S Class Public Pooled LP, PAG Capital Structure Opportunity Fund LP, and PAG-P Asia Fund L.P. are indirectly controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG.
(2)	Percentage calculated based on 3,675,039,807 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited, 19,318,669 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by Pacific Alliance Asia Opportunity Fund L.P., 1,811,836 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG S Class Public Pooled LP, 9,054,916 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG Capital Structure Opportunity Fund LP, and 142,049 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG-P Asia Fund L.P.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 11 of 15

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends the statement on Schedule 13D filed with the SEC by the Reporting Persons on January 9, 2023 (as subsequently amended by Amendment No. 1 filed with the SEC on January 23, 2023 and Amendment No. 2 filed with the SEC on October 19, 2023 , the “Original Schedule 13D”) as specifically set forth herein (as so amended hereby, this “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following:

On August 22, 2024 , PAG Asia transferred an aggregate of $200,000,000 principal amount of the Convertible Senior Notes to the Borrower in connection with an internal restructuring (the “2024 Internal Transfer”). The source of funds for the purchase is from a loan facility in the principal amount of $200,000,000 made to the Borrower by the Lender pursuant to a facility agreement dated August 8, 2024, among the Borrower, the Lender, PAG Asia and the Issuer (the “2024 Facility Agreement”). On August 22, 2024, the Borrower and the Lender entered into a debenture, pursuant to which the Borrower agreed to charge such transferred Convertible Senior Notes held by the Borrower and certain bank account of the Borrower in favor of the Lender to secure the Borrower’s obligations under the 2024 Facility Agreement.

PAGAC IV-4 (Cayman) Limited continues to hold the Convertible Senior Notes for investment purposes only.

The foregoing description of the 2024 Facility Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2024 Facility Agreement, which is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

The information set forth in footnote (1) of each of the cover pages of this Amendment with respect to Pacific Alliance Group Limited and PAG is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Item 3 of this Amendment is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b) The following disclosure is based on 3,675,039,807 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, the 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, and the 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited. The Reporting Persons understand that the Issuer’s ordinary shares are divided into Class A Ordinary Shares and Class B ordinary shares, par value $0.00001 per share of the Issuer (the “Class B Ordinary Shares”). Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten votes per share. According to the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, the holder of the Issuer’s Class B Ordinary Shares holds approximately 89.2% of the voting power of the Issuer’s outstanding shares as of February 29, 2024. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 12 of 15

			Number of shares as to which such person has:
Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
PAG Asia	186,049,031 Class A Ordinary Shares(6)	4.8% of the Class A Ordinary Shares(10)	186,049,031 Class A Ordinary Shares	0	186,049,031 Class A Ordinary Shares	0
PAGAC IV-2 (Cayman) Limited(1)	186,049,031 Class A Ordinary Shares(6)	4.8% of the Class A Ordinary Shares(10)	186,049,031 Class A Ordinary Shares	0	186,049,031 Class A Ordinary Shares	0
PAGAC IV-4 (Cayman) Limited	607,507,040 Class A Ordinary Shares(7)	14.2% of the Class A Ordinary Shares(11)	607,507,040 Class A Ordinary Shares	0	607,507,040 Class A Ordinary Shares	0
PAGAC IV-6 (Cayman) Limited (2)	607,507,040 Class A Ordinary Shares(7)	14.2% of the Class A Ordinary Shares(11)	607,507,040 Class A Ordinary Shares	0	607,507,040 Class A Ordinary Shares	0
PAG Asia IV LP(3)	793,556,071 Class A Ordinary Shares(8)	17.8% of the Class A Ordinary Shares(12)	793,556,071 Class A Ordinary Shares	0	793,556,071 Class A Ordinary Shares	0
PAG Asia Capital GP IV Limited(3)	793,556,071 Class A Ordinary Shares(8)	17.8% of the Class A Ordinary Shares(12)	793,556,071 Class A Ordinary Shares	0	793,556,071 Class A Ordinary Shares	0
PAG Capital Limited(3)	793,556,071 Class A Ordinary Shares(8)	17.8% of the Class A Ordinary Shares(12)	793,556,071 Class A Ordinary Shares	0	793,556,071 Class A Ordinary Shares	0
Pacific Alliance Group Limited(3)(4)	823,883,541Class A Ordinary Shares(9)	18.3% of the Class A Ordinary Shares(13)	823,883,541 Class A Ordinary Shares	0	823,883,541 Class A Ordinary Shares	0
PAG(3)(5)	823,883,541 Class A Ordinary Shares(9)	18.3% of the Class A Ordinary Shares(13)	823,883,541 Class A Ordinary Shares	0	823,883,541 Class A Ordinary Shares	0

(1)       PAG Asia is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by PAG Asia.

(2)       PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-6 (Cayman) Limited may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by PAGAC IV-4 (Cayman) Limited.

(3)       PAG Asia is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-4 (Cayman) Limited is controlled by PAGAC IV-6 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited and PAGAC IV-6 (Cayman) Limited are controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG. Each of PAG Asia IV LP, PAG Asia Capital GP IV Limited, PAG Capital Limited, Pacific Alliance Group Limited and PAG may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by PAG Asia.

(4)        Pacific Alliance Asia Opportunity Fund L.P., PAG S Class Public Pooled LP, PAG Capital Structure Opportunity Fund LP, and PAG-P Asia Fund L.P. are indirectly controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by each of Pacific Alliance Asia Opportunity Fund L.P., PAG S Class Public Pooled LP, PAG Capital Structure Opportunity Fund LP, and PAG-P Asia Fund L.P.

(5)        Pacific Alliance Asia Opportunity Fund L.P., PAG S Class Public Pooled LP, PAG Capital Structure Opportunity Fund LP, and PAG-P Asia Fund L.P. are indirectly controlled by PAG. PAG may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by each of Pacific Alliance Asia Opportunity Fund L.P., PAG S Class Public Pooled LP, PAG Capital Structure Opportunity Fund LP, and PAG-P Asia Fund L.P.

(6)       Represents 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia.

(7)       Represents 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 13 of 15

(8)       Represents 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia and 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

(9)       Represents 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia, 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited, 19,318,669 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by Pacific Alliance Asia Opportunity Fund L.P., 1,811,836 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG S Class Public Pooled LP, 9,054,916 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG Capital Structure Opportunity Fund LP, and 142,049 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG-P Asia Fund L.P.

(10)       Percentage calculated based on 3,675,039,807 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, and the 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

(11)        Percentage calculated based on 3,675,039,807 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, and the 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

(12)       Percentage calculated based on 3,675,039,807 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, the 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, and the 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited.

(13)       Percentage calculated based on 3,675,039,807 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s annual report on Form 20-F filed with the SEC on March 14, 2024, 186,049,031 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited, 607,507,040 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-4 (Cayman) Limited, 19,318,669 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by Pacific Alliance Asia Opportunity Fund L.P., 1,811,836 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG S Class Public Pooled LP, 9,054,916 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG Capital Structure Opportunity Fund LP, and 142,049 Class A Ordinary Shares issuable upon conversion of the 6.50% Convertible Senior Note held by PAG-P Asia Fund L.P.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares during the 60 days preceding the filing of this Schedule 13D.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Item 3 of this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by inserting the following additional exhibits:

Exhibit 99.5	Facility Agreement, by and among PAGAC IV-4 (Cayman) Limited, as Borrower, iQIYI HK Limited, as Lender, PAGAC IV-1 (Cayman) Limited and iQIYI, Inc, dated August 8, 2024

CUSIP No. 46267X 108	SCHEDULE 13D	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2024

PAGAC IV-1 (Cayman) Limited

By:	/s/ Koichi Ito
Name:	PAGAC4 Secretaries Limited, represented by Koichi Ito
Title:	Director

PAGAC IV-2 (Cayman) Limited

By:	/s/ Koichi Ito
Name:	PAGAC4 Secretaries Limited, represented by Koichi Ito
Title:	Director

PAGAC IV-4 (Cayman) Limited

By:	/s/ Koichi Ito
Name:	Koichi Ito
Title:	Director

PAGAC IV-6 (Cayman) Limited

By:	/s/ Koichi Ito
Name:	Koichi Ito
Title:	Director

PAG Asia IV LP

By:	/s/ Jon Robert Lewis
Name:	Jon Robert Lewis
Title:	Director of PAG Asia Capital GP IV Limited, acting as general partner of PAG Asia IV LP

PAG Asia Capital GP IV Limited

By:	/s/ Jon Robert Lewis
Name:	Jon Robert Lewis
Title:	Director

CUSIP No. 46267X 108	SCHEDULE 13D	Page 15 of 15

PAG CAPITAL LIMITED

By:	/s/ Jon Robert Lewis
Name:	Pacific Alliance Group Limited, represented by Jon Robert Lewis
Title:	Director

PACIFIC ALLIANCE GROUP LIMITED

By:	/s/ Jon Robert Lewis
Name:	Jon Robert Lewis
Title:	Director

PAG

By:	/s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director